MICRO FOCUS

RECEIVED

2007 JAN 18 A 10: 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020430

January 15, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated December 8, 2006 – "Micro Focus Intl plc Interim Results".
2. Regulatory Announcement dated December 14, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated December 14, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated December 14, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
5. Regulatory Announcement dated December 14, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
6. Regulatory Announcement dated December 14, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
7. Regulatory Announcement dated December 18, 2006 – "Notice of Micro Focus Intl plc Voting Rights and Capital".
8. Regulatory Announcement dated December 21, 2006 – "Section 198 Notice".
9. Regulatory Announcement dated December 29, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
10. Regulatory Announcement dated January 8, 2007 – "Section 198 Notice".
11. Regulatory Announcement dated January 9, 2007 – " Proposed Secondary Placing of Ordinary Shares in Micro Focus International plc".
12. Regulatory Announcement dated January 10, 2007 – "Secondary Placing of Ordinary Shares in Micro Focus International plc".
13. Regulatory Announcement dated January 11, 2007 – "Section 198 Notice".
14. Regulatory Announcement dated January 11, 2007 – "Blocklisting Six Month Return".

PROCESSED

JAN 1 9 2007

THOMSON FINANCIAL

1/19

9420 Key West Avenue • Rockville, MD 20850 • Tel (301) 838-5000 • Fax (301) 838-5025 • www.microfocus.com

15. Regulatory Announcement dated January 12, 2007 - Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

Regulatory Announcement

Company	Micro Focus International plc
TIDM	MCRO
Headline	Interim Results
Released	07:00 08-Dec-06
Number	5002N

8 December 2006

Micro Focus International plc
Interim results for the half year to 31 October 2006

Solid operational progress with increase in profitability

Micro Focus International plc ("Micro Focus", "the Company" or "the Group", LSE: MCRO.L) announces interim results for the half year to 31 October 2006.

Key financial highlights

- Turnover up 8% to US$79.0m (2005: US$72.9m)
- Operating profit before exceptional items* up 55% to US$30.4m (2005: US$19.6m)
- EBITDA** before exceptional items* up 53% to US$31.3m (2005: US$20.5m)
- Profit before tax up 143% to US$31.4m (2005: US$12.9m)
- Basic earnings per share 12.03 cents (2005: 4.66 cents)
- Net cash balance as at 31 October 2006, US$68.1m (31 October 2005: US$38.6m)
- Interim dividend increased 50% to 3 cents per share (2005: 2 cents per share)

- Operating profit US$30.0m (2005: US$13.7m)
- EBITDA** US$30.9m (2005: US$14.6m)

* Exceptional items are detailed in note 5
** EBITDA is reconciled to operating profit in note 5
*** Earnings per share are detailed in note 4

Stephen Kelly, Chief Executive Officer of Micro Focus, commented:

"We are encouraged by the progress made at Micro Focus over the past six months. Satisfactory year-on-year revenue growth, combined with a firm control of expenses, has resulted in a significant increase in profits versus the prior period.

We have completed the Strategy Review which confirms the long-term market for our products and solutions. For 30 years, Micro Focus has influenced and innovated in the Enterprise Applications market and is now leading modernisation in this market.

The primary focus of the new management team is to achieve sustainable, profitable growth and to enhance shareholder value. We continue to focus firmly on sales execution as well as ensuring improvement from all supporting functions."

Enquiries

Micro Focus
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer

Financial Dynamics
Giles Sanderson
Harriet Keen

FILE NO. 82-34962

Tel: +44 (0)1635 32646

Haya Chelhot
Tel: +44 (0)20 7831 3113

Online video interviews with Chief Executive Stephen Kelly and Chief Financial Officer Nick Bray can be viewed free at www.microfocus.com and www.cantos.com.

About Micro Focus
Micro Focus provides innovative software that helps companies to dramatically improve the business value of their enterprise applications. Micro Focus Enterprise Application Modernisation software enables customers' business applications to respond rapidly to market changes and embrace modern architectures with reduced cost and risk.

Chairman's statement

I am encouraged by the performance achieved over the past six months. We have returned to revenue growth and have significantly increased our profitability.

Most importantly, we have been establishing a new management team which has the depth and skills necessary to drive this business forward. It is pleasing to see that Stephen Kelly (CEO, appointed 1 May 2006), Nick Bray (CFO, appointed 3 January 2006) and Mike Shinya (COO, appointed 1 August 2006) have established themselves so quickly.

On 6 April 2006 the Company announced a cost reduction programme to improve overall returns while maintaining the fabric of the business and the Company's sales capability. Since then, revenue growth combined with a firm control of expenses has resulted in a significant increase in profitability and we continue to invest to support future growth. I am pleased to announce a 50% increase in the interim dividend to 3 cents per share.

The Board would like to thank all of Micro Focus' employees for their continued hard work and commitment throughout the past six months. We have experienced significant change but we emerge much stronger as a result.

The first half-year results are encouraging and Micro Focus remains focused on growth. I remain confident in the Company's ability to deliver value to all of its stakeholders.

Kevin Loosemore, Chairman

Chief Executive Officer's statement

Execution

Over the past six months we have strengthened the management team, completed a Strategy Review and delivered a solid set of financial results. Whilst we still have many areas on which to improve, we have successfully executed on stabilising the business and have executed ahead of our initial expectations.

Poor sales execution was, as has already been identified and highlighted, the root cause of the fall in revenues in the year to 30 April 2006. The sales team has been strengthened and significant emphasis has been placed on refining our go-to-market strategy and our direct sales execution capability. Appropriate focus is also being applied to all other functions within the business to ensure objectives are aligned to drive future revenue growth.

The Company continues to have an enviable customer base with approximately fifty percent of turnover derived from secure and predictable maintenance revenues. The growth achieved in maintenance over the past six months has been encouraging.

The combination of revenue growth and cost reductions has produced a material improvement in net profits during the period.

We acquired HAL Knowledge Solutions SPA following the period end. This acquisition expands our existing APM

solution and we believe it now provides us with a market leading position from which to take advantage of the rapidly evolving APM space.

Our Company now has firm financial foundations to support a platform for growth. The net cash balance at 31 October 2006 was US$68.1m, up from US$38.6m as at 31 October 2005 as a result of improvements in the underlying trading performance.

Strategy Review

The strategy review was undertaken by a combined external and internal team with extensive external data, analysis and input. I am pleased to report that the review confirmed and further clarified the Board's view of our business.

- A firm market exists for all four of our solution areas; COBOL tools, modernisation (leverage and extend), migrations (lift and shift) and Application Portfolio Management ('APM').
- Whilst growth rates may vary, in aggregate all four solution areas combined can support growth over the long-term.
- Our core business remains predominantly based around the sale of COBOL tools. We are the leading worldwide player in this market and we will continue to invest to maintain this position.
- Our opportunity, and at the same time our key challenge, is to expand our enterprise solution sales capability. Over the past two years in both our modernisation and migration solutions, we believe we have established both market awareness and a leading position. We will focus firmly on the go-to-market strategy in these areas to capitalise on this.
- Micro Focus will continue to focus on direct sales with support from aligned System Integrator partners
- Whilst still in its infancy, the APM market provides both significant growth potential and the ability to leverage our other solutions into senior executives at key corporate clients. APM allows management to better understand the Enterprise Applications developed by their organisations over many decades and thereby allows them to determine the appropriate option to deploy on an ongoing basis – be that modernising into Service Oriented Architecture ("SOA"), enhancing and extending valuable applications to address new business requirements, migrating applications to lower cost platforms, or making better use of COBOL and other tools. The acquisition of HAL Knowledge Solutions SPA significantly enhances our execution capability in this space.

Micro Focus intends to host an event for analysts in early 2007 to provide more detail around the Strategy Review..

To ensure sustainable growth, we are focused on linking our strategy to specific actions for executives and establishing the right cultures and values to help drive effective execution.

Outlook

The outlook for the core business excluding the impact of the acquisition of HAL Knowledge Solutions (HAL KS) is detailed below. Our expectations with regard to HAL KS are discussed in the Chief Financial Officer's Review.

Future revenue growth will be largely dependent on driving licence sales. It was therefore particularly pleasing to see the level of first half-year licence fees, achieved with minimal contribution from large transactions. Our largest licence contract during the first half year was US$0.7m. In prior periods, the Company had benefited from contracts significantly in excess of this value. A number of large contracts remain in our pipeline although by their very nature, they are unpredictable.

As reported in the preliminary results, we had expected maintenance revenues to be broadly flat year on year. However, the solid first half of licence fees combined with an encouraging renewal rate, price increases and a focus on closing contracts in negotiation has resulted in positive growth.

The smallest proportion of our revenues is derived from our consultancy services and it is intended that these revenues will remain a similar proportion of total revenues for the year ahead.

As a result of the above, we expect full year total revenue growth in the range of 7% to 10% as compared to the prior year.

Sustainable and profitable revenue growth is the key factor that will determine the long-term success of the

Company. Management's emphasis will continue to be on licence fee sales to drive growth.

As a business, we have made positive progress over the past six months. We have developed a clearly scoped out strategy to work to and a firm focus on execution and tight cost control. The revenue outcome for the year will be determined primarily by the license fee performance in the second half. Sales and marketing costs are expected to be slightly higher in the second half year as we look to further strengthen our go to market execution capability.

We are encouraged by the progress to date but are conscious that there is further work to do.

Stephen Kelly, Chief Executive

Chief Financial Officer's review

Turnover for the half year ended 31 October 2006 increased to US$79.0m (2005: US$72.9m).

Turnover for the half year by geographic region was as follows:

	31 October 2006 US$m	%	30 April 2006 US$m	%	31 October 2005 US$m	%
North America	35.7	45.2	33.8	47.7	35.1	48.1
Europe and the Middle East	30.2	38.2	28.3	40.0	25.7	35.3
Rest of the World	13.1	16.6	8.7	12.3	12.1	16.6
Total turnover	79.0	100.0	70.8	100.0	72.9	100.0

Whilst revenue growth was achieved across all areas, as compared to the prior half year period to 31 October 2005, growth was primarily driven from our European operations, notably our smaller territories in Benelux, France and Italy along with our distributor channel. Our UK and North America operations produced results below the performance levels expected from geographic territories with such a high concentration of resource, existing customers and market potential. However, it should be noted that during the six month period to 31 October 2005, the North American operation closed a license fee deal for US$3.0m.

Similarly, it is encouraging to see the improvement in our Rest of the World operations, highlighted by a weak third quarter in the prior year to 30 April 2006.

Turnover for the half year by category was as follows:

	31 October 2006 US$m	%	30 April 2006 US$m	%	31 October 2005 US$m	%
License fees	37.7	47.7	32.8	46.3	35.2	48.3
Maintenance fees	39.1	49.5	36.5	51.6	35.4	48.6
Consultancy fees	2.2	2.8	1.5	2.1	2.3	3.1
Total turnover	79.0	100.0	70.8	100.0	72.9	100.0

It can be seen that the increase in total revenues for the half year related to the improvement in both licence and maintenance revenues. Licence fees increased by US$2.5m or 7.1% to US$37.7m for the half year ended 31 October 2006 (2005: US$35.2m). Encouragingly, the growth in licence fee revenues was achieved by an increased volume of lower value orders. A number of large contracts remain in our pipeline although by their very nature, they are unpredictable

Maintenance revenues increased by US$3.7m or 10.5% to US$39.1m for the half year ended 31 October 2006 (2005: US$35.4m).

FILE NO. 82-34962

Maintenance revenues are recognised evenly over the life of each contract, which is typically twelve months. As such, the profit and loss recognition of maintenance revenue lags the initial licence fee sale. Thus, it was encouraging to see the increase in maintenance revenues following the disappointing licence fee performance in the second half of the year to 30 April 2006. Whilst the solid first half year of licence fees is encouraging, the major factors driving growth in the six months to 31 October 2006 are as follows:

- An improvement in the renewal rate of existing customers.
- Modest annual price increases to existing customers.
- A focus on closing "contracts in negotiation" and the introduction of an automatic renewal process for our customers.

Consulting revenues showed a modest decline against the comparative first half year but represent only a minor proportion of total revenues.

Costs

It has been pleasing to see the reduction in costs following the restructuring of the business announced on 6 April 2006. A firm control of expenses has been established and will be maintained on an ongoing basis. The cost reduction programme was designed to improve overall returns while maintaining the fabric of the business.

Cost of sales for the half year ended 31 October 2006 reduced by 12.9% to US$8.1m (2005: US$9.3m). The costs in this category predominantly relate to our consulting and helpline support operations. Costs within the consulting organisation have been reduced and its performance has improved substantially.

Selling and distribution costs reduced to $19.9m for the half year ended 31 October 2006 (2005: US$24.4m). Headcount levels are broadly consistent year on year and the reduction reflects lower travel and entertainment, marketing expense and commission payments.

Research and development expenses for the half year were broadly consistent at US$10.8m (2005: US$11.2m).

Underlying administrative expenses, excluding exceptional items of US$0.4m (2005: US$6.0m), increased to US$9.7m (2005: US$8.3m). This cost category contains US$0.8m in relation to exchange losses in the period to 31 October 2006. In the prior period, costs were reduced by exchange gains of US$0.3m. As such, underlying administrative expenses have increased by US$0.3m or 3%.

Operating profit

Operating profit for the period was US$30.0m (2005: US$13.7m). Operating profit before exceptional items was US$30.4m (2005: US$19.6m),the improvement being driven by the combination of improved revenues and reduced costs.

EBITDA

EBITDA before exceptional items increased by 52.7% to US$31.3m (2005: US$20.5m) for the half year ended 31 October 2006.

Net interest income

The IPO proceeds in May 2005 allowed the Company to repay all its outstanding loan balances. Since this time, interest has been generated on the available net cash balance. Interest income of US$1.4m was achieved in the half year to 31 October 2006 as compared to a net interest expense of US$0.8m in the first half of the prior period. During the prior first half year, US$0.7m of the expense related to penalties on the early repayment of debt which the Company deemed appropriate to avoid higher interest charges.

Taxation

Tax for the half year ended 31 October 2006 was US$7.4m (2005: US$3.9m) based on increased profits. The Group's effective tax rate is 23.5% (2005: 30%). As a result of the significant increase in the share price in the six month period to 31 October 2006, a tax deduction has arisen on the stock options in issue. Excluding the effects of this beneficial tax deduction, the underlying effective tax rate was 26.8%.

Profit for the period

Profit after tax for the period ended 31 October 2006 increased by 167% to US$24.0m (2005: US$9.0m) driven by a significant improvement in operating performance combined with lower exceptional charges.

Cash flow

For the half year ended 31 October 2006, the Company generated a net cash inflow from operating activities of US$22.2m (2005: US$10.3m). At 31 October 2006, the Company's net cash balance was US$68.1m (2005: US$38.6m). Dividends of US$8.0m were paid in the period.

Dividend

The Board continues to adopt a progressive dividend policy reflecting the long-term earnings and cash flow potential of Micro Focus whilst targeting a level of dividend cover for the financial year ending 30 April 2007 of approximately 2.5 times on a pre-exceptional earnings basis. In line with the above policy, the directors recommend payment of an interim dividend in respect of the half year to 31 October 2007 of 3 cents per share, an increase of 50% above the interim dividend of 2 cents per share for the half year to 31 October 2005. The interim dividend will be paid on 31 January 2007 to shareholders on the register on 5 January 2007.

Whilst the Group as a whole has a deficit in its profit and loss reserve, the directors of Micro Focus International plc have concluded that the Company has sufficient reserves to enable the payment of the interim dividend.

Dividends will be paid in sterling based on an exchange rate of £ = US$1.96, equivalent to approximately 1.53 pence per share, being the rate applicable on 7 December 2006, the date of recommendation of the dividend by the Board.

Acquisition of HAL Knowledge Solutions SPA

On 2 November 2006, Micro Focus announced that it had agreed to acquire HAL Knowledge Solutions SPA (HAL KS), a leading provider of Application Portfolio Management software in order to enhance the Company's enterprise application modernisation capabilities. The transaction successfully closed on 10 November 2006. HAL KS has been acquired by Micro Focus for a total consideration of US$3.5m in cash, subject to a net asset adjustment..

In the year to 31 December 2005, HAL KS reported a net loss before tax of US$4.5m and its gross assets as at 31 December 2005 were US$9.5m. Following the acquisition, we are now restructuring the business to reduce costs, with an expected restructuring charge of approximately US$4.0m, falling in the current financial year. HAL KS was acquired with net balance sheet liabilities of approximately US$4.5m.

For the six month period to 30 April 2007, revenues are expected to be in the range of US$4.0m to US$5.0m. Excluding the associated restructuring charge, the business is expected to break even in the six month period to April 2007.

Nick Bray, Chief Financial Officer

Micro Focus International plc
Consolidated income statement

	Six months ended 31 October 2006 (unaudited) $'000	Six months ended 31 October 2005 (unaudited) $'000	Year ended 30 April 2006 (audited) $'000
Turnover	**78,966**	**72,859**	**143,688**
Cost of sales	(8,052)	(9,302)*	(17,552)*
Gross profit	**70,914**	**63,557**	**126,136**
Selling and distribution costs	(19,948)	(24,374)	(48,500)

FILE NO. 82-34962

Research and development	(10,811)	(11,225)*	(21,714)*
Administrative expenses	(10,133)	(14,301)*	(33,189)*
Operating profit	**30,022**	**13,657**	**22,733**
Analysed as:			
Operating profit before exceptional items	30,412	19,615	36,946
Exceptional items	(390)	(5,958)	(14,213)
Operating profit	30,022	13,657	22,733
Interest payable and similar charges	(5)	(1,158)	(1,137)
Interest receivable and similar income	1,370	362	962
Profit before tax	**31,387**	**12,861**	**22,558**
Taxation	(7,377)	(3,858)	(6,332)
Profit for the period	**24,010**	**9,003**	**16,226**
Earnings per share expressed in cents per share			
- basic	12.03	4.66	8.25
- diluted	11.89	4.61	8.17
Earnings per share expressed in pence per share			
- basic	6.43	2.61	4.68
- diluted	6.36	2.58	4.63

Note:
Dividends recognised in the period amounted to US$7,983,000 (six months ended 31 October 2005: nil), or 4c per share. The interim dividend proposed but not recognised in these interim financial statements amounted to US$5,994,000 (six months ended 31 October 2005: US$3,987,000), or 3c per share (six months ended 31 October 2005: 2c per share).

* Certain costs have been reclassified between Cost of Sales, Research and Development and Administrative expenses as disclosed in note 2.

Micro Focus International plc
Consolidated balance sheet

	31 October 2006 (unaudited) $'000	31 October 2005 (unaudited) $'000	30 April 2006 (audited) $'000
ASSETS			
Non current assets			
Goodwill	42,404	42,404	42,404
Intangible assets	7,289	7,753	7,637
Property, plant and equipment	2,154	2,236	2,386
Deferred tax assets	7,993	7,748	7,718
	59,840	**60,141**	**60,145**
Current assets			
Inventories	305	259	331
Trade and other receivables	42,342	36,321	37,629
Cash and cash equivalents	68,223	38,846	56,066
	110,870	**75,426**	**94,026**
Total assets	**170,710**	**135,567**	**154,171**

FILE NO. 82-34962

LIABILITIES			
Current liabilities			
Trade and other payables	62,864	53,168	70,516
Current tax liabilities	18,156	14,299	10,777
Financial liabilities – borrowings	118	118	117
	81,138	**67,585**	**81,410**
Non-current liabilities			
Non-current deferred income	6,585	5,915	6,720
Deferred tax liabilities	8,353	7,748	8,446
Financial liabilities - borrowings	41	154	94
	14,979	**13,817**	**15,260**
Net assets (liabilities)	**74,593**	**54,165**	**57,501**
SHAREHOLDERS' EQUITY			
Capital and reserves			
Called up share capital	36,712	36,595	36,644
Share premium	103,644	104,475	103,641
Profit and loss reserve (deficit)	(38,895)	(58,838)	(55,267)
Foreign currency translation reserve	217	(982)	(432)
Other reserves	(27,085)	(27,085)	(27,085)
Total shareholders' equity (deficit)	**74,593**	**54,165**	**57,501**

Micro Focus International plc
Consolidated cash flow statements

	Six months ended 31 October 2006 (unaudited) $'000	Six months ended 31 October 2005 (unaudited) $'000	Year ended 30 April 2006 (audited) $'000
Cash flows from operating activities			
Profit for the period	24,010	9,003	16,226
Adjustments for			
Net interest	(1,365)	796	175
Taxation	7,377	3,858	6,332
Depreciation	514	480	1,006
Loss on disposal of property	2	-	17
Amortisation of intangibles	2,834	2,934	5,433
Share-based compensation	390	(500)	(224)
Changes in working capital:			
Inventories	26	91	19
Trade and other receivables	(4,666)	13,923	12,615
Payables and other non-current liabilities	(7,883)	(17,752)	371
Cash generated from continuing operations	**21,239**	**12,833**	**41,970**
Interest received	1,321	365	666
Interest paid	(5)	(1,829)	(1,551)
Tax paid	(365)	(1,074)	(6,103)

FILE NO. 82-34962

Net cash from operating activities	**22,190**	**10,295**	**34,982**
Cash flows from investing activities			
Purchase of intangible assets	(2,486)	(2,604)	(4,986)
Purchase of tangible fixed assets	(286)	(440)	(1,123)
Proceeds on disposal of tangible fixed assets	-	-	-
Net cash used in investing activities	**(2,772)**	**(3,044)**	**(6,109)**
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	71	110,500	109,823
Net proceeds from issue of new bank loan	-	-	-
Repayment of borrowings	-	(111,250)	(111,250)
Dividends paid to shareholders	(7,983)	-	(3,987)
Net cash used in financing activities	**(7,912)**	**(750)**	**(5,414)**
Effects of changes in exchange rates	651	(525)	(263)
Net increase in cash and cash equivalents	**12,157**	**5,976**	**23,196**
Cash and cash equivalents at beginning of period	56,066	32,870	32,870
Cash and cash equivalents at end of period	**68,223**	**38,846**	**56,066**

Micro Focus International plc
Statement of Changes in Shareholders' Equity (unaudited)

	Share Capital $'000	Share Premium $'000	Profit and loss Reserve (deficit) $'000	Foreign Currency Translation reserve $'000
Balance as at 1 May 2005	**1**	**3,376**	**(67,869)**	**(169)**
Currency translation differences	-	-	-	(813)
Profit for the period	-	-	9,003	-
Value of share options issued under Employee Option Plan	-	-	28	-
Share for share exchange	27,085	-	-	-
Issue of share capital	9,509	101,099	-	
Balance as of 31 October 2005	**36,595**	**104,475**	**(58,838)**	**(982)**
Currency translation differences	-	-	-	550
Profit for the period	-	-	7,223	-
Dividends	-	-	(3,987)	-
Value of share options issued under Employee Option Plan	-	-	335	-
Issue of share capital	49	(834)	-	-
Balance as of 30 April 2006	**36,644**	**103,641**	**(55,267)**	**(432)**
Currency translation differences	-	-	-	649
Profit for the period	-	-	24,010	-
Dividends	-	-	(7,983)	-
Value of share options issued under Employee Option Plan	-	-	345	-

Issue of share capital	68	3	-	-
Balance as of 31 October 2006	**36,712**	**103,644**	**(38,895)**	**217**

Notes

1) Basis of preparation

These financial statements comprise the consolidated interim balance sheets as of 31 October 2006 and 31 October 2005 and related consolidated interim statements of income and cash flows for the six months then ended of Micro Focus International Plc (hereinafter referred to as 'the interim financial statements'). These interim financial statements have been prepared on a basis consistent with the accounting policies set out in Micro Focus International plc's annual report for the year ended 30 April 2006. The interim financial statements should therefore be read in conjunction with the 2006 annual report. The interim financial statements have been issued in accordance with the Listing Rules of the Financial Services Authority. The group has chosen not to adopt IAS 34 'Interim financial statements' in preparing these interim financial statements.

These interim financial statements have been prepared under the historical cost convention.

The preparation of financial statements require estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from those estimates.

Copies of the interim results for the six months ended 31 October 2006 will be sent to all shareholders. Details can also be found on the company's website at www.microfocus.com. Further copies of the interim results and copies of the accounts for the year ended 30 April 2006 can be obtained by writing to the Company Secretary, Micro Focus International plc, Old Bath Road, Newbury, Berkshire, RG14 1QN.

This announcement was approved by the Board of Micro Focus International plc on 7 December 2006.

2) Reclassification of expenditure

The directors have reviewed the classification of certain expenditure within the Income Statement and believe, to be consistent with software industry accounting practices, in order to aid comparison, it is more appropriate to classify the following costs differently than was reported in prior periods.

a) **Cost of customer support** – these costs were previously included within Administrative Expenses and have been reclassified as Cost of Sales. The impact of the change is to increase Cost of Sales by $4,651,000 (H1 2006: $5,302,000, FY06 $10,074,000) and decrease Administrative Expenses by a corresponding amount.

b) **Amortisation of research and development** – these costs relating to capitalized salaries were previously amortised through Cost of Sales. The amortization has been reclassified as Research and Development Expenditure The impact of the change is to decrease Cost of Sales by $2,470,000 (H1 2006: $2,508,000, FY06 $4,626,000) and increase Research and Development Expenditure by a corresponding amount.

3) Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Company's functional currency.

4) Earnings per share

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the company and the weighted average number of shares for each period. The weighted average number of shares used in the calculation was 199,558,000 (31 October 2005:192,990,000; 30 April 2006:196,709,000).

FILE NO. 82-34962

The diluted earnings per share has been calculated after taking account of the share options. The weighted average number of shares used in the calculation was 201,889,000 (31 October 2005: 195,394,825; 30 April 2006: 198,711,000).

Diluted earnings per share excluding exceptional items was 11.18 cents (H1 2006: 7.20 cents, FY2006: 14.23 cents). Diluted earnings per share is calculated after adjusting for the post-tax effect of exceptional items of $277,000 (H1 2006: $5,064,000, FY2006: $12,059,000).

5) Reconciliation of operating profit to EBITDA

	Six months ended 31 October 2006 (unaudited) $'000	Six months ended 31 October 2005 (unaudited) $'000	Year ended 30 April 2006 (audited) $'000
Operating profit	30,022	13,657	22,733
Depreciation	514	475	1,006
Amortisation of Software	364	426	806
EBITDA	**30,900**	**14,558**	**24,545**
Exceptional items:			
IPO-related costs	-	6,458	6,909
Reorganisation costs	-	-	7,403
Share-based compensation	390	(500)	(224)
Management charges	-	-	125
EBITDA before exceptional items	**31,290**	**20,516**	**38,758**

In calculating EBITDA the amortization of Research and Development expenditure is not added back to operating profit, as the directors believe by doing so EBITDA provides a better measure of the cash generation of the business. Amortisation of Research and Development expenditure in the current period was $2,470,000 (H1 2006: $2,508,000, FY 2006 $4,626,000).

6) Segmental information

Geographical analysis of turnover	Six months ended 31 October 2006 (unaudited) $'000	Six months ended 31 October 2005 (unaudited) $'000	Year ended 30 April 2006 (audited) $'000
North America	35,704	35,023	68,847
Europe and the Middle East	30,167	25,740	54,038
Rest of the World	13,095	12,096	20,803
Total	**78,966**	**72,859**	**143,688**

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

7) Supplemental information

Set out below is an analysis of turnover recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

Turnover	Six months ended 31 October 2006 (unaudited)	Six months ended 31 October 2005 (unaudited)	Year ended 30 April 2006 (audited)

	$'000	$'000	$'000
License fees	37,675	35,160	67,985
Maintenance fees	39,115	35,388	71,860
Consultancy fees	2,176	2,311	3,843
Total	**78,966**	**72,859**	**143,688**

8) Taxation

Tax for the half year ended 31 October 2006 was US$7.4m (2005: US$3.9m) based on increased profits. The Group's effective tax rate is 23.5% (2005: 30%). As a result of the significant increase in the share price in the six month period to 31 October 2006, a tax deduction has arisen on the stock options in issue. Excluding the effects of this beneficial tax deduction, the underlying effective tax rate was 26.8%.

9) Trade and other receivables

	31 October 2006 (unaudited) $'000	31 October 2005 (unaudited) $'000	30 April 2006 (audited) $'000
Trade debtors	34,500	27,596	29,377
Prepayments	3,213	3,089	3,959
Accrued income	4,629	5,636	4,293
Total	**42,342**	**36,321**	**37,629**

10) Trade and other payables

	31 October 2006 (unaudited) $'000	31 October 2005 (unaudited) $'000	30 April 2006 (audited) $'000
Trade payables	1,762	2,058	1,944
Other tax and social security payable	2,720	2,593	2,468
Accruals	15,456	10,010	20,511
Deferred income	42,926	38,507	45,593
Total	**62,864**	**53,168**	**70,516**

11) Post balance sheet events

On 2 November 2006, Micro Focus announced that it had agreed to acquire HAL Knowledge Solutions SPA (HAL KS), a leading provider of Application Portfolio Management software in order to enhance the Company's enterprise application modernisation capabilities. The deal successfully closed on 10 November 2006. HAL KS has been acquired by Micro Focus for a total consideration of US$3.5m in cash, subject to a net asset adjustment..

In the year to 31 December 2005, HAL KS reported a net loss before tax of US$4.5m and its gross assets as at 31 December 2005 were US$9.5m. Following the acquisition, we are now restructuring the business to reduce costs, with an expected restructuring charge of approximately US$4.0m, falling in the current financial year. HAL KS was acquired with net balance sheet liabilities of approximately $4.5m.

Independent review report to Micro Focus International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 October

FILE NO. 82-34962

2006 which comprises consolidated interim balance sheet as at 31 October 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2006.

PricewaterhouseCoopers
Chartered Accountants
Reading
7 December 2006

Note:

The maintenance and integrity of the Micro Focus International Plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:18 14-Dec-06
Number	9387N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR RICHARD LEVY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them HSDL NOMINEES LIMITED	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 150,000	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.08%
13.	Price per *share* or value of transaction 205.10 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 13 DECEMBER 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 450,000 ORDINARY SHARES (0.23%)	16.	Date issuer informed of transaction 13 December 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:23 14-Dec-06
Number	9394N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR FRANK VAN BAAR	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class)*, debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 13 December 2006	18.	Period during which or date on which it can be exercised 13 DECEMBER 2009 – 12 DECEMBER 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 1,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.98 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 51,000
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:23 14-Dec-06
Number	9398N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR JIM RILEY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 13 December 2006	18.	Period during which or date on which it can be exercised 13 DECEMBER 2009 – 12 DECEMBER 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 100,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.98 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 100,000
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:26 14-Dec-06
Number	9403N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of director* MR NICHOLAS BRAY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* AWARD OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 13 DECEMBER 2006	18.	Period during which or date on which it can be exercised SHARES WILL BE GRANTED 13 DECEMBER 2009
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 57,659 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise NIL	22.	Total number of *shares* or debentures over which options held following notification 590,614 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:19 14-Dec-06
Number	9529N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MRS JENNY ONSLOW	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MRS JENNY ONSLOW (45,300) HSBC Global Custody Nominee /UK/ Limited (3,900)	8	*State* the nature of the transaction ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN")
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 3,900 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			0.002%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed NIL	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction UPON EXERCISE OF OPTIONS: 3,900 ORDINARY SHARES WERE ACQUIRED AT US$0.11 PER SHARE, IN ACCORDANCE WITH THE RULES OF THE PLAN.	14.	Date and place of transaction 13 DECEMBER 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 49,200 ORDINARY SHARES (0.02%)	16.	Date issuer informed of transaction 13 DECEMBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights and Capital
Released	11:37 18-Dec-06
Number	1065O

18 December 2006

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 199,817,483 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 199,817,483.

The above figure (199,817,483) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Section 198 Notification
Released	14:19 21-Dec-06
Number	4706O

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 21 December 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 15,695,752 ordinary shares in the Company ('Shares'), representing 7.86% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	13,859,247
JPMorgan, Bournemouth	FII	1,836,505
Total Ordinary Shares		15,695,752

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	08:46 29-Dec-06
Number	7611O

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR GARY CROOK	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR GARY CROOK	8	*State* the nature of the transaction DISPOSAL OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired NIL	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) NIL

FILE NO. 82-34962

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 66,563	12.	Percentage of issued class disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.03%
13.	Price per *share* or value of transaction 208.752623 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 28 DECEMBER 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 533,437 ORDINARY SHARES (0.27%)	16.	Date issuer informed of transaction 28 DECEMBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Section 198 Notification
Released	10:44 08-Jan-07
Number	1195P

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 05 January 2007 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 13,885,117 ordinary shares in the Company ('Shares'), representing 6.95% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	12,261,312
JPMorgan, Bournemouth	FII	1,623,805
Total Ordinary Shares		13,885,117

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RECEIVED
2007 JAN 18 A 10:1

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Proposed Secondary Placing
Released	16:53 09-Jan-07
Number	2504P

9 January 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN MICRO FOCUS INTERNATIONAL PLC ("MICRO FOCUS")

UBS Limited ("UBS") announces an accelerated bookbuild secondary placing of up to 34.1 million ordinary shares in Micro Focus, representing in aggregate up to approximately 17.1 per cent. of the issued share capital of Micro Focus (the "Placing"), subject to demand, price and market conditions.

The proposed sellers of the ordinary shares which are the subject of the Placing are funds managed by Golden Gate Private Equity, Inc., the private equity group (the "Golden Gate Shareholders"). The amount of the Placing proceeds, the number of ordinary shares in the Placing ("Placing Shares") and the placing price will be decided at the close of the accelerated bookbuilding period following agreement between UBS and the Golden Gate Shareholders, and a further announcement will be made at that time.

The books for the Placing will open with immediate effect. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The timing of closing of the books will be at the absolute discretion of UBS.

Enquires:
UBS Limited Tel: +44 (0)20 7567 8000
Christopher Smith
Nick Adams

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE") AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by UBS and is the sole responsibility of UBS. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of Micro Focus International plc in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

FILE NO. 82-34962

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by UBS Limited or the Golden Gate Shareholders.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by UBS, or any of its affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by UBS to inform themselves about and to observe any such restrictions.

UBS Limited is acting for the Golden Gate Shareholders only in connection with the Placing, and no one else, and will not be responsible to anyone other than the Golden Gate Shareholders for providing the protections offered to clients of UBS nor for providing advice in relation to the Placing.

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Result of Secondary Placing
Released	07:00 10-Jan-07
Number	2690P

10 January 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SECONDARY PLACING OF ORDINARY SHARES IN MICRO FOCUS INTERNATIONAL PLC ("Micro Focus")

UBS Limited ("UBS") announce that, following agreement between UBS and funds managed by Golden Gate Private Equity, Inc., the private equity group (the "Golden Gate Shareholders"), 30 million ordinary shares in Micro Focus, representing in aggregate approximately 15 per cent. of the issued share capital of Micro Focus (the "Placing"), have been placed at a price of 200 pence per ordinary share raising gross proceeds of £60 million. Settlement of the Placing is expected to take place on 15 January 2007.

Enquiries:
UBS Limited Tel: +44 (0)20 7567 8000
Christopher Smith
Nick Adams

MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE "PROSPECTUS DIRECTIVE") AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE INFORMATION REGARDING THE PLACING SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

This announcement has been issued by UBS and is the sole responsibility of UBS. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of Micro Focus International plc in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation is unlawful. The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information which has not been independently verified by UBS Limited or the Golden Gate Shareholders.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan. Any failure to comply with this restriction may constitute a violation of United

FILE NO. 82-34962

States, Canadian, Australian or Japanese securities laws.

The distribution of this announcement and the offering or sale of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by UBS, or any of its affiliates, or any other person that would permit an offer of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by UBS to inform themselves about and to observe any such restrictions.

UBS Limited is acting for the Golden Gate Shareholders only in connection with the Placing, and no one else, and will not be responsible to anyone other than the Golden Gate Shareholders for providing the protections offered to clients of UBS nor for providing advice in relation to the Placing.

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	15:46 11-Jan-07
Number	3955P

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 10 January 2007 from Golden Gate Capital Management LLC, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 10 January 2007, each of the following entities had an interest as a legal and beneficial owner of ordinary shares of 10 pence each in the capital of the Company in such proportions as set out below (also expressed as a percentage of the issued share capital of the company at the date of this announcement):

CCG ASSOCIATES A1 LLC	355,669 (0.18%)
CCG ASSOCIATES-QP LLC	3,825,072 (1.91%)
CCG AV LLC SERIES A	840,262 (0.42%)
CCG GP FUND LLC	678,564 (0.34%)
CCG GP IRA FUND LLC	1,214,965 (0.61%)
CCG INVESTMENT FUND A1 LP	1,019,389 (0.51%)
CCG INVESTMENTS /BVI/ LP	76,092,236 (38.07%)
Total	84,026,157 (42.04%)

END

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Blocklisting Interim Review
Released	15:51 11-Jan-07
Number	3960P

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 11 January 2007

Name of *applicant*:	Micro Focus International plc
Name of scheme:	Micro Focus International plc Group Employee Sh Plans
Period of return:	From: 11 July 2006 To: 11 January 2007
Balance under scheme from previous return:	3,037,183 ordinary shares of 10 pence each
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of *securities* issued/allotted under scheme during period:	359,358 Ordinary Shares of 10pence
Balance under scheme not yet issued/allotted at end of period	2,677,825 Ordinary Shares
Number and *class* of *securities* originally listed and the date of admission	4,000,000 ordinary shares of 10 pence each, 11 Jul 2005
Total number of *securities* in issue at the end of the period	199,852,401 Ordinary Shares
Name of contact: Address of contact:	Jane Smithard The Lawn 22- 30 Old Bath Road Newbury Berkshire RG14 1QN

Telephone number of contact: 01635 565492 **FILE NO. 82-34962**

SIGNED BY JANE SMITHARD
Company Secretary, for and on behalf of
MICRO FOCUS INTERNATIONAL PLC

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	11:00 12-Jan-07
Number	4335P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR STEPHEN KELLY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them STEPHEN KELLY	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 125,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.06%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction 200.250 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 11 JANUARY 2007, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 125,000 ORDINARY SHARES (0.06%)	16.	Date issuer informed of transaction 11 JANUARY 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

END

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